                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        PILOT THERAPEUTICS HOLDINGS, INC.
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    458381100
                                    ---------
                                 (CUSIP Number)

                                OCTOBER 29, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 8 Pages.



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-------------------------                                  ---------------------

CUSIP No. 458381100              Schedule 13G                 Page 2 of 8 Pages
-------------------------                                  ---------------------
--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Quintiles Transnational Corp.
         56-1714315
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)      [ ]
         (b)      [ ]

         Joint Filing
--------------------------------------------------------------------------------
 3)      SEC USE ONLY

--------------------------------------------------------------------------------
 4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                               North Carolina
--------------------------------------------------------------------------------
                           5)       SOLE VOTING POWER

  NUMBER OF                                                           -0-
  SHARES                  ------------------------------------------------------
BENEFICIALLY               6)       SHARED VOTING POWER
 OWNED BY
   EACH                                                          2,088,773(1)
  REPORTING                -----------------------------------------------------
  PERSON                   7)       SOLE DISPOSITIVE POWER
   WITH
                                                                      -0-
                           -----------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER

                                                                   2,088,773(1)
--------------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   2,088,773(1)
--------------------------------------------------------------------------------
 10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]
--------------------------------------------------------------------------------
 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                   17.7%(2)
--------------------------------------------------------------------------------
 12)  TYPE OF REPORTING PERSON (See Instructions)
                                                                   CO
--------------------------------------------------------------------------------


---------------------
(1) Includes 2,088,773 shares of common stock ("Common Stock") of Pilot Therapeutics Holdings, Inc. (the "Issuer") beneficially owned by PharmaBio Development Inc. ("PharmaBio"), a wholly-owned subsidiary of Quintiles Transnational Corp. See footnote 3.

(2) Calculated based on (i) 9,724,971 shares of outstanding Common Stock of the Issuer on September 30, 2001, as reported in the Issuer's Form 10-QSB for the period ended September 30, 2001 and filed with the Securities and Exchange Commission on November 14, 2001, and (ii) 2,088,773 shares of Common Stock beneficially owned by PharmaBio.

-------------------------                                  ---------------------

CUSIP No. 458381100              Schedule 13G                 Page 3 of 8 Pages
-------------------------                                  ---------------------

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         PharmaBio Development Inc.
         56-2019326
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)      [ ]
         (b)      [ ]

         Joint Filing
--------------------------------------------------------------------------------
 3)      SEC USE ONLY

--------------------------------------------------------------------------------
 4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                               North Carolina
--------------------------------------------------------------------------------
                           5)       SOLE VOTING POWER

  NUMBER OF                                                            -0-
   SHARES                  -----------------------------------------------------
BENEFICIALLY               6)       SHARED VOTING POWER
  OWNED BY
    EACH                                                        2,088,773(3)
  REPORTING                -----------------------------------------------------
   PERSON                  7)       SOLE DISPOSITIVE POWER
    WITH
                                                                       -0-
                           -----------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER
                                                                   2,088,773(3)
--------------------------------------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   2,088,773(3)
--------------------------------------------------------------------------------
 10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]
--------------------------------------------------------------------------------
 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                   17.7%(4)
--------------------------------------------------------------------------------
 12)  TYPE OF REPORTING PERSON (See Instructions)
                                                                   CO
--------------------------------------------------------------------------------



--------------------
(3) Pursuant to an Agreement between PharmaBio and a subsidiary of the Issuer, PharmaBio has made loans to such subsidiary of the Issuer in the aggregate amount of $4,000,000. Such amount is convertible by PharmaBio into the Issuer's Common Stock based on the "Conversion Price" as defined in such Agreement, which is subject to adjustment in accordance with such Agreement. Based on an assumed Conversion Price of $1.915 per share and the current outstanding loan amount of $4,000,000, PharmaBio has the right to acquire 2,088,773 shares of the Issuer's Common Stock.

(4) Calculated based on (i) 9,724,971 shares of outstanding Common Stock of the Issuer outstanding on September 30, 2001, as reported in the Issuer's Form 10-QSB for the period ended September 30, 2001 and filed with the Securities and Exchange Commission on November 14, 2001, and (ii) 2,088,773 shares of Common Stock beneficially owned by PharmaBio as described above.

-------------------------                                  ---------------------

CUSIP No. 458381100              Schedule 13G                 Page 4 of 8 Pages

-------------------------                                  ---------------------

ITEM 1.

         (A)  Name of Issuer

         Pilot Therapeutics Holdings, Inc. (the "Issuer")

         (B)  Address of Issuer's Principal Executive Offices

         101 North Chestnut Street, Winston-Salem, North Carolina  27101

ITEM 2.

         (A)  Name of Person Filing

         Quintiles Transnational Corp. ("Quintiles") and PharmaBio Development Inc. ("PharmaBio"), a wholly-owned subsidiary of Quintiles.

         (B)  Address of Principal Business Office or, if none, Residence

         Quintiles' principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio's principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

         (C)  Citizenship:

         Quintiles is a North Carolina corporation. PharmaBio is also a North Carolina corporation.

         (D)  Title of Class of Securities

         Common stock, par value $0.01 per share ("Common Stock").

         (E)  CUSIP Number

         The Issuer's CUSIP number is 458381100.

ITEM 3

         Not Applicable

ITEM 4   Ownership

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles and PharmaBio are deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 9 and 11 of pages 2 and 3 of this Schedule 13G, respectively. In addition, the number of shares as to which Quintiles and PharmaBio have sole or shared voting power and sole or shared dispositive power, are listed on lines 5 through 8 of pages 2 and 3 of this Schedule 13G, respectively.

-------------------------                                  ---------------------

CUSIP No. 458381100              Schedule 13G                 Page 5 of 8 Pages

-------------------------                                  ---------------------


ITEM 5   Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

ITEM 8   Identification and Classification of Members of the Group

         This Schedule 13G is filed jointly by Quintiles and by PharmaBio, a wholly-owned subsidiary of Quintiles.

ITEM 9   Notice of Dissolution of Group

         Not Applicable

ITEM 10  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2001
      ------------------

QUINTILES TRANSNATIONAL CORP.


By: /s/ James L. Bierman
    -------------------------------------------

     James L. Bierman

     Executive Vice President and Chief Financial Officer


PHARMABIO DEVELOPMENT INC.


By: /s/ Thomas C. Perkins
    ------------------------------------------

Name:  Thomas C. Perkins

Title: Vice President

-------------------------                                  ---------------------

CUSIP No. 458381100              Schedule 13G                 Page 6 of 8 Pages

-------------------------                                  ---------------------


                                  EXHIBIT INDEX

Exhibit Number             Description
--------------             -----------

         1                 Joint Filing Agreement between
                           Quintiles Transnational Corp.
                           and PharmaBio Development Inc.

-------------------------                                  ---------------------

CUSIP No. 458381100              Schedule 13G                 Page 7 of 8 Pages

-------------------------                                  ---------------------



                                    Exhibit 1

                        Joint Filing Agreement (Attached)

-------------------------                                  ---------------------

CUSIP No. 458381100              Schedule 13G                 Page 8 of 8 Pages

-------------------------                                  ---------------------


                             JOINT FILING AGREEMENT


            Each of the undersigned hereby agrees and consents that the Schedule 13G filed herewith (the "Schedule 13G") by Quintiles Transnational Corp. ("Quintiles") is filed on behalf of each of them pursuant to the authorization of the undersigned to Quintiles to make such filing and that such Schedule 13G is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, including Rule 13d-1(k)(1). Each of the undersigned hereby agrees that such Schedule 13G is, and any further amendments to the Schedule 13G will be, filed on behalf of each of the undersigned. Each of the persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts. This agreement is effective as of December 21, 2001.


                                QUINTILES TRANSNATIONAL CORP.


                                By: /s/ James L. Bierman
                                    -------------------------------------
                                       James L. Bierman
                                       Executive Vice President and
                                       Chief Financial Officer



                                PHARMABIO DEVELOPMENT INC.


                                By: /s/ Thomas C. Perkins
                                    -------------------------------------
                                Name:  Thomas C. Perkins
                                Title: Vice President